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                                  SCHEDULE 13D
                                 (Rule 13d-101)
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 4
                                    --------
                           COSINE COMMUNICATIONS, INC.
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                                (Name of Issuer)
                        Common Stock, par value $0.00001
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                         (Title of Class of Securities)
                                    221222102
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                                 (CUSIP Number)
                     Mellon HBV Alternative Strategies LLC,
                          200 Park Avenue, Suite 3300,
                     New York, NY 10166-3399, (212) 808-3950
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                                  July 29, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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         1        NAME OF REPORTING PERSONS S.S.
                  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Mellon HBV Alternative Strategies LLC
                  I.R.S. No.:  13-4050836
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)    (b)
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         3        SEC USE ONLY
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         4        SOURCE OF FUNDS*
                  Not Applicable
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         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)
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         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
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         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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         7        SOLE VOTING POWER
                  561,503
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         8        SHARED VOTING POWER
                  0
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         9        SOLE DISPOSITIVE POWER PERSON
                  561,503
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         10       SHARED DISPOSITIVE POWER
                  0
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         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  561,503
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         12       CHECK BOX IF THE AGGREGATE AMOUNT IN
                  ROW (11) EXCLUDES CERTAIN
                  SHARES*
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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.7%
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         14       TYPE OF REPORTING PERSON*
         IA
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         *SEE INSTRUCTIONS BEFORE FILLING OUTss.
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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                                                                     Page 3 of 6
This Amendment No. 4 to Schedule 13D is being filed by Mellon HBV Alternative Strategies LLC (the "Reporting Person") to report the sale of shares of common stock, par value $0.001 per share (the "Common Stock"), of CoSine
Communications, Inc., a Delaware corporation (the "Company") and the engagement of a financial advisor.

Item 1.  Security and Issuer.

         This statement relates to the Common Stock of the Company. The address of the Company's principal executive office is 3200 Bridge Parkway, Redwood City, California 94065.

Item 2.  Identity and Background.

         No change.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.  Purpose of Transaction.

         As detailed in this Amendment, the Reporting Person recently sold in the aggregate 104,135 shares of the Common Stock of the Company. Subject to market conditions and other factors deemed relevant by the Reporting Person, the Reporting Person may, from time to time, directly or indirectly, purchase additional shares of the Common Stock or dispose of some of such shares in open-market or privately negotiated transactions.

     Recent disclosures by the Company, including the disclosure that the Company has dramatically reduced its cash burn rate, which together with the Company's current $76 million cash position, would seem to enable the Company to remain viable for another two (2) years. As such, the Reporting Person is no longer seeking at this time to implement steps to effect the liquidation of the Company. However, the Reporting Person continues to believe that shareholder value would be maximized if the Company and its technology were part of a larger entity. To that end, the Reporting Person continues to explore, through its financial advisor, alternatives for enhancing shareholder value, including strategic transactions with third parties. In the event that the Company does not determine to proceed with meaningful steps to enhance shareholder value, the Reporting Person reserves its right to seek a change in control of the Company in the future, through solicitation of proxies or otherwise seek to influence the strategic development of the business of the Company.

Item 5.  Interest in Securities of the Issuer.

         (a) As of August 6, 2003, the Reporting Person beneficially owned in the aggregate 561,503 shares of the Common Stock, representing approximately 5.7% of the outstanding common stock of the Company (based on the number of shares of Common Stock reported as outstanding in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003).

         (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose and to direct the disposition of the Common Stock.

         (c) Information with respect to all transactions in the shares of the Common Stock beneficially owned by the Reporting Person which were effected during the past sixty days is set forth in Exhibit 1 attached hereto and incorporated herein by reference.

         (d) Not applicable.

         (e) Not applicable.

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     Page  4  of  6  Item  6.   Contracts,   Arrangements,   Understandings   or
Relationships with Respect to Securities of the Issuer.

         None.


Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 Table containing information with respect to open-market transactions in the shares of the Common Stock by Mellon HBV Alternative Strategies LLC since the Reporting Person's most recent filing of its Amendment No. 3 to Schedule 13D dated June 12, 2003.


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 Signature

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2003

         Mellon HBV Alternative Strategies LLC,
         a Delaware Limited Liability Company
         By:  /s/ WILLIAM F. HARLEY III
         --------------------------------
         William F. Harley III
         Chief Investment Officer




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         Exhibit 1

         Information with Respect to Open-Market Transactions of the Common Stock by Mellon HBV Alternative Strategies LLC since the Reporting Person's filing of its Amendment No. 3 to Schedule 13D dated June 12, 2003.


                          Amount of Price            Type of
         Date            Shares  per Share         Transaction
         ----------------------------------------------------
         07/11/03          12,100   $5.96            Sell
         07/14/03          10,305   $6.14            Sell
         07/15/03           7,200   $5.99            Sell
         07/16/03          13,425   $6.06            Sell
         07/17/03           6,000   $6.04            Sell
         07/18/03          13,100   $6.06            Sell
         07/21/03           9,000   $6.01            Sell
         07/22/03           7,350   $6.06            Sell
         07/23/03           7,200   $6.20            Sell
         07/25/03           2,100   $6.70            Sell
         07/28/03           5,955   $7.05            Sell
         07/29/03          10,400   $6.82            Sell